UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 18, 2020

YATRA ONLINE, INC.

Gulf Adiba, 4th Floor, Plot No. 272, Phase-II,

Udyog Vihar, Sector-20,

Gurgaon, Haryana 122008

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yatra Online, Inc. (the “Company”) is filing the below recent developments and risk factors in this Report on Form 6-K for purposes of updating the recent developments and risk factor disclosure contained in its most recent Annual Report on Form 20-F (Registration No. 001-37968), filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2019, as amended by its Annual Report on Form 20-F/A filed with the SEC on August 5, 2019, and its reports filed under the Securities Exchange Act of 1934, as amended, as the case may be. All references in this Report on Form 6-K to “we,” “us,” “our,” “Company” and “Yatra” refer to Yatra Online, Inc. and its subsidiaries, unless stated otherwise or the context otherwise requires.

Recent Developments

Recent Operating Results (Preliminary and Unaudited)

Three Months and Year Ended March 31, 2020

For the three months and year ended March 31, 2020, we had total Revenue of INR 1,398.0 million (USD 18.5 million) and INR 7,373.3 million (USD 97.8 million) , respectively, as compared to total Revenue of INR 2,258.4 million (USD 32.7 million) and INR 9,358.6 million (USD 135.3 million) for the three months and year ended March 31, 2019, respectively. These decreases compared to three months ended March 31,2019 are due to the significant impact of COVID 19 during the quarter ended March 31, 2020. These decreases compared to year ended March 31, 2019 are driven by the decrease in bookings and the impact of COVID 19. As of March 31, 2020, we had cash and cash equivalents and term deposits of INR 2,120.4 million (USD 28.1 million).

For the three months and year ended March 31, 2020, our Service Costs were INR 587.1 million (USD 7.8 million) and INR 3,043.5 million (USD 40.4 million) , respectively, as compared to Service Costs of INR 880.2 million (USD 12.7 million) and INR 4,282.8 million (USD 61.9 million) for the three months and year ended March 31, 2019, respectively. These decreases compared to 2019 are primarily due to the decrease in our sales of holiday packages.

For the three months and year ended March 31, 2020, we had total Adjusted Revenue of INR 1,135.5 million (USD 15.1 million) and INR 5,950.4 million (USD 78.9 million), respectively, as compared to total Adjusted Revenues of INR 2,443.4 million (USD 35.3 million) and INR 8,911.0 million (USD 128.8 million) for the three months and year ended March 31, 2019, respectively. These decreases compared to three months ended March 31,2019 are due to the significant impact of COVID 19 during the quarter ended March 31, 2020. These decreases compared to year ended March 31, 2019 are driven by the decrease in bookings and the impact of COVID 19.

Three Months Ended June 30, 2020

For the three months ended June 30, 2020, we expect total Revenue to be between INR 134.3 million (USD 1.8 million) and INR 164.1 million (USD 2.2 million), as compared to total Revenue of INR 2,250.8 million (USD 32.6 million) for the three months ended June 30, 2019, respectively. These expected decreases compared to 2019 are driven by due to the significant impact of COVID 19. As of June 15, 2020, we had cash and cash equivalents and term deposits of INR 2,866.7 million (USD 38 million).

Our consolidated financial statements for the three months and year ended March 31, 2020 and the three months ended June 30, 2020 are not yet available. The foregoing information reflects our estimate with respect to total Revenue based on currently available information, which is preliminary and unaudited, is not a comprehensive statement of our financial results and is subject to completion of our financial closing procedures. While we have not identified any unusual or unique events or trends that occurred during the period that might materially affect this preliminary estimate, our actual results for the three months and year ended March 31, 2020 and the three months ended June 30, 2020 will not be available until after this filing has been made, may differ materially from our preliminary estimate and are not indicative of the results to be expected for any future period. We have provided approximate ranges, rather than specific amounts, for total Revenue primarily because our financial closing procedures for the three months and year ended March 31, 2020 and the three months ended June 30, 2020 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimate.

This preliminary estimate has been prepared by and is the responsibility of management. Our independent registered public accounting firm has not conducted a review of and does not express an opinion or any other form of assurance with respect to this preliminary estimate. This information should be read in conjunction with our consolidated financial statements and the related notes and “Operating and Financial Review and Prospects” for prior periods included in our Annual Report on Form 20-F for the year ended March 31, 2019, in our subsequently filed Reports of Foreign Private Issuer on Form 6-K and in other filings we make with the SEC.

Information about Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, International Financial Reporting Standard 15, or IFRS 15, effective from April 1, 2018. Under, IFRS 15, promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Amount in INR thousands	Year Ended March 31,
(Unaudited)	2019	2020
Revenue	9,385,580	7,382,324
Add: Customer promotional expenses	3,571,451	1,486,371
Service cost	(4,282,803)	(3,043,474)
Other income	263,785	125,212
Adjusted Revenue	8,911,013	5,950,433

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals’ ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related business. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. Although travel restrictions and quarantine orders are gradually being lifted, it remains difficult to predict the duration of the long-term impact from the virus.

ATB Acquisition

On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing.

On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement.

Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application for disposal, in terms of the Settlement Agreement, of the arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi. In October, 2019, the arbitration proceedings terminated and a consent award was passed by the arbitrator. Also in October, 2019 the related appeal was disposed of by the High Court of Delhi, in terms of the Settlement Agreement. In addition, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India, however, following an appeal filed by Yatra India, the Supreme Court of India, issued an order in February, 2020, in which it, inter alia, reversed the cost. Finally, pursuant to the Settlement Agreement, each Party has appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the ATB Share Purchase Agreement, as amended, and that process is underway. The Parties have extended the timelines in connection with the determination of the final purchase price adjustments and currently such process is underway.

Termination of Ebix Merger Agreement

On June 5, 2020, we provided to Ebix, Inc. (“Ebix”) a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. (“EbixCash”) and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the “Extension Agreement”). The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. Ebix has publicly stated that it may assert counterclaims against us, which we intend to defend vigorously. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

RISK FACTORS

The actual results of the Company could differ materially from those anticipated in any forward-looking statements identified in the Company's reports filed with the SEC as a result of a number of factors, including those described in the below updated risk factors. The updated risk factors should be carefully considered along with any other risk factors related to the Company's business identified in the Company's other reports filed with the SEC. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. The occurrence of any one or more of these risks could materially and adversely affect the Company's business, financial condition and results of operations.

Risks Related to the Global Health Pandemic from COVID-19

The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.

The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals’ ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. However, any additional measures taken to contain COVID-19 or changes in laws or regulations, whether in the India or other countries, that further impair the ability or desire of individuals to travel, including laws or regulations banning travel, requiring the closure of hotels or other travel-related businesses/activities (such as restaurants, monuments, etc.) or otherwise restricting travel due to the risk of the spreading of COVID-19, may exacerbate the negative impact of the COVID-19 pandemic on our business, financial condition, results of operations, cash flows and liquidity position.

Moreover, the duration and severity of the COVID-19 pandemic are uncertain and difficult to predict. The pandemic could continue to impede global economic activity for an extended period, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and sustained unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead our partners, or us, to reduce prices or offer incentives to attract travelers. We also cannot predict the long-term effects of the COVID-19 pandemic on our partners and their business and operations or the ways that the pandemic may fundamentally alter the travel industry. The aforementioned circumstances could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

While we have undertaken certain actions to attempt to mitigate the effects of the COVID-19 pandemic on our business, our reduction initiatives may lead to disruptions in our business, inability to enhance or preserve our brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows. For the reasons set forth above and other reasons that may come to light as the COVID-19 pandemic and containment measures expand, it is difficult to estimate with accuracy the impact to our future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will continue to be significant and could continue to have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity position for the foreseeable future. In the near term, we do expect that the COVID-19 pandemic will impact our financial performance for the first quarter of fiscal year 2021 more significantly than it impacted the fourth quarter of fiscal year 2020 when the outbreak was initially limited to China and other Asian markets in January and February 2020.

To the extent the COVID-19 pandemic adversely affects our business, operations and financial condition and results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to the Termination of the Merger with Ebix

The termination of our Merger with Ebix, and related legal proceedings, may materially and adversely affect our results of operations and share price.

On June 5, 2020, we delivered to Ebix our notice of termination of the Merger Agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the Merger Agreement and an ancillary Extension Agreement. As alleged in the complaint, Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and frustrated Yatra’s ability to close the Merger.

Although difficult to quantify, we believe that the terminated Merger with Ebix has affected and may, in the future, materially and adversely affect our results of operations, due to the following:

•	the restrictions in the Merger Agreement that limited our ability to take certain actions while the Merger was pending;

•	the restrictions in the Merger Agreement that limited the cash available to fund our operations due to certain limitations on our ability to raise capital while the Merger was pending;

•	diverted management time and attention;

•	disruptions to our business and operations, including distraction of our employees while the Merger was pending;

•	continued liability for significant Merger-related costs, expenses and fees, including legal, accounting, financial advisory and other costs relating to the Merger, for which we have received little or no benefit because the Merger has not been consummated;

•	disruption of our business, including our relationships with our business partners, users, employees and other parties, due to uncertainty over when or if the Merger would be completed; and

•	other uncertainties that have impaired our ability to retain, recruit and motivate key personnel.

The occurrence, continuation or exacerbation of any of these events individually or in combination could materially and adversely affect the price of our securities, our business, financial condition and results of operations.

In addition, the legal proceedings we have instituted against Ebix, and any other legal proceedings that may be initiated against us as a result of the termination of or related to the Merger Agreement, likely will result in substantial costs to us, including, without limitation, litigation-related costs. Further, due to the significance of the allegations, claims, and damages at issue, we expect that our officers and directors will spend substantial time focused on the litigation, which may divert their attention from other business-related activities, which could adversely impact our business. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Ebix. The pursuit of our claims against Ebix, the defense against any potential counterclaims asserted by Ebix, or the settlement or failure to reach a settlement, may result in negative media attention, and may adversely affect the price of our securities, our business, reputation, financial condition and results of operations.

Risks Related to Our Business and Industry

We have a history of operating losses.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra's net losses were INR 653.6 million for the nine months ended December 31, 2019 as compared to a loss of INR 334.3 million in the nine months ended December 31, 2018. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our securities.

Our revenues and profitability may be adversely affected by increased use of business-related technology, which may reduce the need for business-related travel.

The increased use of teleconference and video-conference technology by businesses, particularly due to and following the COVID-19 pandemic, could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location in person. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, business travel demand and our business, revenues and profitability, financial condition and results of operations may be adversely affected.

The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India , Booking.com B.V., Cleartrip Pvt. Ltd., Carlson Wagonlit Travel, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel, Tours (India) Private Limited, Ebix, Inc. and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta-search sites, including TripAdvisor, Trivago and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as "daily deal" websites, such as Groupon, Inc.'s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with supplier-related travel channels or other competitors, our business and results of operations may be adversely affected.

We also face increasing competition from search engines like Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Google has increased its focus on appealing to travel customers through its launches of Google Places, Google Flights and Google Hotel Price Ads. Google's efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

The slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular could adversely affect our business and financial performance.

Substantially all of our operations are located in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics or other health crises, such as COVID-19, political instability or regional conflicts, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, the repercussions from the June 2016 United Kingdom referendum to withdraw from the European Union, and other matters. The Indian economy is experiencing a slowdown in its economic growth and, according to the World Bank, is expected to contract by 3.2% in fiscal year 2020-2021. The Indian economy could be further adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government's implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code (2018), which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. The current economic slowdown in the Indian economy, has harmed the travel industry as customers have had less disposable income for their travels, especially holiday travel. In addition, the COVID-19 pandemic and the resulting economic conditions and measures taken to contain the pandemic have resulted in a material decrease in spending and an unprecedent decline in transaction volumes in the Indian travel industry. If the current slowdown in the India's economic growth continues as currently anticipated, it will have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

If the Indian economy as a whole continues to experience a sustained slowdown in growth, or if the COVID-19 pandemic continues in India and globally, our business and results of operations will continue to be adversely affected.

We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses which risks have recently been heightened by the COVID-19 pandemic, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry in recent years has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Jet Airways, one of the largest private airlines in the India, has ceased operations in April 2019, which has reduced the number of domestic and international flights available to us and negatively impacted our revenue. The bankruptcy and cessation of all operations by Jet Airways has made doubtful the recovery of our receivables from the airline, such as commissions, productivity linked bonus, tax collected at source and refunds for cancelled tickets. The Jet Airways bankruptcy has created, and any future bankruptcies or increased consolidation in the airline industry, could create, challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

Air India has moved to a single GDS service provider platform for its domestic inventory; there can be no assurance that other airline suppliers will not institute similar measures.

Air India, have recently discontinued providing domestic reservation inventory to multiple GDS platforms. Air India now uses one GDS providers for its entire domestic inventory and two GDS providers for its international inventory. As a result of these changes, which we refer to as Reservation Content Movement, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Air India ticketing have decreased. Further, due to Reservation Content Movement, we experienced a shortfall in our Air Ticketing revenue of approximately INR 65.2 million for the fiscal year 2019. We are in the process of renegotiating our existing GDS contracts and there can be no assurance that we will be able to conclude them on favorable terms or at all. There can be no assurance that other major partners will not institute such cost-savings measures, or other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business and results of operations.

The commission and other fees we receive from airline suppliers (including our GDS service providers) for the sale of air tickets may be reduced or eliminated, and this could adversely affect our business and results of operations.

In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. We have experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers. The fees we are able to generate from our GDS service providers have been reduced due to Jet Airways' cessation of operations and Reservation Content Movement, which have led to a decrease in our volume of sales transacted on the GDS platforms. As a result, our ability to meet the minimum sales volume thresholds required by our GDS service providers in order to generate revenue have been negatively impacted. We are in the process of renegotiating our existing GDS contracts and there can be no assurance that we will be able to conclude them on favorable terms or at all. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We depend on a small number of airline suppliers in India for a significant percentage of our Air Ticketing revenue.

Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to seven domestic airlines as well as over 400 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines. Because the majority of the domestic Indian air travel industry is concentrated among these four domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines (the largest Indian airline has nearly 50% of the domestic market share as of June 2019), are more likely to impact our business. For example, the COVID-19 pandemic and the measures implemented to contain the pandemic have had, and are expected to continue to have, a significant negative effect on the Indian air travel industry, the dominant domestic airlines and, by extension, our business, financial condition, results of operations, cash flows and liquidity have also been materially and adversely affected. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns, such as the COVID-19 pandemic. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition and results of operations.

Our business depends on our relationships with a broad range of travel suppliers, and any adverse changes in these relationships, or our inability to enter into new relationships, could negatively affect our business and results of operations.

We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter into new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. Our arrangements with travel suppliers are not typically subject to long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and may cease to supply us with the same level of access to travel inventory in the future.

A significant change in our relationships with our major suppliers for a sustained period of time, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner or a supplier's complete withdrawal of inventory, could have a material adverse effect on our business, financial condition or results of operations. Furthermore, no assurance can be given that our travel suppliers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Net Revenue Margins or may require us to initiate legal or arbitration proceedings to enforce their contractual payment obligations, which may adversely affect our business and results of operations.

The travel industry is particularly sensitive to safety concerns, and terrorist attacks, regional conflicts, health concerns, such as the COVID-19 pandemic, natural calamities or other catastrophic events could have a negative impact on the Indian travel industry and cause our business to suffer.

The travel industry is particularly sensitive to safety concerns, such as terrorist attacks, regional conflicts, health concerns, such as the COVID-19 pandemic, natural calamities or other catastrophic events. Our business has in the past declined and may in the future decline after incidents, such as those described below, that cause travelers to be concerned about their safety. Decreased travel expenditures could reduce the demand for our services, thereby causing a reduction in revenue.

India has experienced terror attacks in the past, including the coordinated attacks in 2008 in multiple locations in Mumbai and a terrorist attack on security forces in Jammu and Kashmir in 2019, and may experience similar attacks in the future. In recent years, hotels, airlines, airports and cruises have been the targets of terrorist attacks, including in the Gulf of Aden, India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, United Kingdom and Belgium. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts, even those outside of India or other neighboring countries, may result in a decline in the travel industry and adversely impact our business and prospects.

In addition, South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have also been incidents in and near India such as troop mobilizations along the border and terrorist attacks. Such military activity or other adverse social and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies or travel to affected regions involve a high degree of risk and could have an adverse impact on our business and the price of our securities. Recently the air space ban over Pakistan for flights from or to India has significantly increased flight times and ticket costs. Furthermore, if India were to become engaged in armed hostilities, we may not be able to continue our operations. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and results of operations.

The outbreak of severe illnesses, such as COVID-19, the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, malaria, H1N1 influenza virus, avian flu and the Zika virus, could materially affect the travel industry, reduce our revenues and adversely impact travel behavior, particularly if they were to persist for an extended period.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in past years. For example, the state of Kerala in southern India, the states of Assam, Bihar and West Bengal in eastern India, the states of Jammu and Kashmir in northern India, and the state of Maharashtra in western India have each experienced widespread flooding in the current and past few years. Further, tropical cyclones have struck southern and eastern India in the current and past few years, resulting in torrential rains and heavy flooding. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, epidemics or disruptions in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and results of operations.

The occurrence of any of these events could result in changes to customers' travel plans and related costs and lost revenue for our company, as well as the risk of a prolonged and substantial decrease in travel volume, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect the economic slowdown in the Indian and global economies arising out of the COVID-19 pandemic could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

Our business and financial results are subject to fluctuations in currency exchange rates.

Given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers' travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2019, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Moreover, adverse currency movements arising out of the COVID-19 pandemic may adversely impact our profitability.

We have limited experience operating as a public company, and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.

As a U.S. reporting company, we incur significant legal, accounting and other expenses. Prior to becoming a U.S. reporting company, we had not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. We have not previously been required to establish and maintain disclosure controls and procedures such as Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes-Oxley Act, and internal controls over financial reporting applicable to a public company with securities registered in the United States. Compliance with reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our securities to decline.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC's current rules, starting in fiscal year 2018 we have been required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. However, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until the filing of our Annual Report on Form 20-F following the date on which we are no longer an emerging growth company.

Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

We rely on third-party systems and service providers, and any disruption or adverse change in their business may have a material adverse effect on our business.

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

•	assist in conducting searches for airfares and process air ticket bookings;

•	process hotel reservations;

•	process credit card, debit card, net banking, Unified Payment Interfaces and e-wallet payments;

•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.

These third parties are subject to general business risks, including system downtime, cybersecurity breaches, fraudulent access, natural disasters, the outbreak or escalation of hostilities, human error, the impact of the COVID-19 pandemic and other causes that may lead to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. For example, technical glitches in third-party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

During the fiscal year 2019, we closed our physical retail sales locations, and more recently, due to the impact of the COVID-19 pandemic, we have closed certain of our offices, which could materially adversely impact our revenues and our results of operations.

We have closed our physical retail sales locations as part of our strategy to cut costs and improve profitability. We have already experienced some decrease in sales of holiday packages due to the closing of our retail sales locations and, if we are unable to realize the anticipated benefits from our efforts to improve profitability, a continued loss of sales revenue due to the lack of physical retail locations could materially adversely impact our holiday packages business and our results of operations.

In addition, as a result of the COVID-19 pandemic we are in the process of downsizing or closing a number of our offices across India. We have instituted policies requiring employees to work remotely in certain cases and such policies may remain in place for an indeterminate amount of time. Our remote work arrangements, coupled with stay-at-home orders and quarantines, pose new challenges for our employees and our IT systems and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity and IT systems management risks, and impair our ability to manage our business. In addition, the closure of offices in several locations around India could materially and adversely impact our brand and revenues in such locations.

We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and increases in customer dissatisfaction may adversely impact our business.

In 2015, we launched a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third-party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third-party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all of the licenses and permits required for it to provide travel products to consumers.

The actions that we take to monitor and enhance the performance of our travel suppliers may be inadequate to timely discover these quality issues. There may be customer complaints and litigation against us due to our travel suppliers' failure to provide satisfactory travel products or services. If our travelers are dissatisfied with the travel products and services provided by third-party vendors they find through our marketplace platform, they may reduce their use of, or completely forgo, our marketplace platform as well as our core platform, including our mobile apps. They may also demand refunds of their payments to us or claim compensation from us for damages suffered as a result of our travel suppliers' performance or misconduct. Increases in customer dissatisfaction with third-party vendors could damage our brand, reduce our traffic and materially and adversely affect our business and results of operations.

Due to the high level of cancellations of existing bookings, we have incurred, and expect to continue to incur, higher than normal cash outlays to refund our customers for cancelled bookings.

We refund users of our platform for cancelled tickets and reservations that they have purchased or made with our travel suppliers through our platform. Due to COVID-19, we have experienced a significant increase in the number of cancellations and incurred, and expect to continue to incur, higher than normal cash outlays for refunds to our customers. Our ability to timely respond to customer requests for cancellations and refunds has been significantly impacted due to the increased cancellations. If we are unable to timely process refunds to our customers, we may experience damage to our brand and a reduction in traffic to our platform, which could materially and adversely affect our business and results of operations.

In addition, as cancellations and refunds increase, we may experience increased risks associated with the ability of our travel suppliers to repay us for any refund we provide to customers for bookings made through our platform. If we experience an increase in risks of collecting payment from our air inventory suppliers, including as a result of financial hardship due to the COVID-19 pandemic, it may result in lower net revenue and may materially and adversely affect our business, results of operations, liquidity and related cash flows.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

Our business is significantly affected by the overall size of our customer base, which in turn is determined by, among other factors, their experience with our customer services. As such, the quality of customer services is critical to retaining our existing customers and attracting new customers. If we fail to provide quality customer services, our customers may be less inclined to book travel products and services with us or recommend us to new customers, and may switch to our competitors. Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

During the fiscal year 2019, we entered into outsourcing agreements with third parties for certain call center services for certain of our business operations. Any disruption, interruption or deterioration in the services provided by these third parties may have an adverse effect on our business.

We have recently entered into outsourcing agreements with third parties to provide call center services to our business. If these third parties are unable to perform to our standards or to provide the level of customer service expected by our clients, our reputation could suffer, which could potentially result in a loss of clients, and we may be forced to pursue alternatives to such third parties, which could potentially result in delays, interruptions or additional expenses. In addition, our third-party service providers are subject to general business risks, including system downtime, hacker attack, fraudulent access, natural disaster, human error or other causes leading to unexpected business interruptions. Any deterioration in our call center service and any delays, interruptions or expenses we experience as a result of having third parties provide our call center services could have a material adverse effect on our business or results of operations.

Any failure to maintain the quality of our brand and reputation could have a material adverse effect on our business.

We have invested considerable time and resources in developing and promoting our "Yatra" brand. We expect to continue to spend on maintaining the high quality of our brand in order to compete against a large and growing number of competitors. We also believe that the strength of our brand is one of our key assets that will allow us to expand into new geographies, such as Tier 2 and Tier 3 cities in India, where our brand is not as well known. These efforts may not be successful and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands or generate demand in a cost-effective manner, it could have a material adverse effect on our business and financial performance.

In addition, we receive significant media coverage in India and other geographic markets. We could receive unfavorable publicity regarding, for example, our practices relating to personnel, business, operating, accounting, prospects, business ethics, privacy and data protection, product changes, competitive pressures, the accuracy of user-generated content, product quality, litigation or regulatory activity. Such allegations could adversely affect our reputation with our users and advertisers. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website by anyone, and may even be posted on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Such potential negative publicity also could have an adverse effect on the size, engagement and loyalty of our user base and result in decreased revenue, which could adversely affect our business and results of operations.

We are exposed to the proceedings or claims arising from travel-related accidents or customer misconducts during their travels, the occurrence of which may be beyond our control.

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers' claims arising from or relating to travel-related accidents. As we enter into transactions with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also "—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform." However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers' negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management's attention and other factors. In addition, it is possible that an unfavorable outcome of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take actions against us.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We believe that certain metrics are key to our business, including travel expenditures, customers, repeat customers, total transaction volume, gross bookings, customer traffic, monthly visitors, app downloads, number of travel agents and bookings. As the industry in which we operate continues to evolve, the metrics by which we evaluate our business may change over time. While these numbers are based on what we believe to be reasonable estimates, our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the Internet on multiple browsers or devices, some users may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on all of our platforms. As such, the calculations of our traffic and monthly visitors may not accurately reflect the number of people actually visiting our platforms. Also, if the internal tools we use to track these metrics under-count or over-count performance or contain algorithmic or other technical errors, the data and/or reports we generate may not be accurate. In addition, historically, certain metrics were calculated by independent third parties, and have not been verified by us. We calculate metrics using internal tools, which are not independently verified by a third party. In addition, we continue to improve upon our tools and methodologies to capture data and believe that our current metrics are more accurate; however, the improvement of these tools and methodologies could cause inconsistencies between current data and previously reported data, which could confuse investors or lead to questions about the integrity of the data.

The roll-out of new features, improvements and strategies may not meet our expectations.

We are constantly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. However, the COVID-19 pandemic and the resultant economic downturn may result in reduced expenditure by us on ideating, incubating, developing and marketing new features, which may in turn affect our long-term growth prospects. In addition, there is no guarantee that any new features or initiatives we develop will ultimately be successful and, if they are not, our business and results of operations may be materially adversely affected. For example, in 2014 we launched our eCash program to reward customers for repeat purchases. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. This program may not have the positive impact on total transaction volume and customer retention that we originally anticipated. For example, we currently expect that some customers who book business travel through our corporate platform will receive the eCash points associated with that travel. However, if the eCash is held by the employer rather than the employee, the impact of this initiative may not be as significant as expected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. For example, we have moved toward a "Mobile First" business model. However, we can provide no assurance that we will not experience delays or disruptions on this initiative or that, the market opportunity for a "Mobile First" business will not have changed in a way that could negatively impact our "Mobile First" business, our efforts to attract new customers and our results of operations. We may devote significant financial resources and management time and attention to any new features, initiatives or business services we develop, but fail to achieve expected results from such new features, initiatives or services. If such new features, initiatives or services are not well accepted, the reputation of our existing website, applications, features and services and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected.

The online homestay market is rapidly evolving and if we fail to compete successfully, our business and results of operations may suffer.

We have added homestays through our Yatra and Travelguru websites. The online homestay market is an evolving market. Since we began offering such services, there have been and continue to be significant business, marketing and regulatory developments. Operating in new and relatively untested markets requires significant management attention and financial resources. We cannot provide any assurance that our efforts to expand in this market will be successful, and the investment and additional resources required to establish operations and manage growth may not produce the desired financial results.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as we are subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the costs of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our business. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business or results of operations.

On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of the company Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing. To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment.

The Parties have extended the timelines in connection with the determination of the final purchase price adjustment and currently such process is underway.

There can be no assurance that our acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB. See “ — There can be no assurance that our acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB."

On February 8, 2019, we, through our subsidiary, Yatra India, acquired all of the outstanding shares of Travel.Co.In Limited, or TCIL, the travel business of PL Worldways, pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, TCIL and the sellers party thereto.

As we continue to integrate ATB and TCIL into the Yatra portfolio, there may be unexpected costs and difficulties in integrating these new businesses into our operations. In addition, the ongoing COVID-19 pandemic and consequential prolonged downturn in the economy may impact our ability to integrate or grow these new businesses, which could have a material adverse effect on our overall business or results of operations.

As we increase our sales efforts toward larger corporate customers and B2B2C travel agents, our sales cycle, customer support efforts and collection efforts may become more time consuming and expensive.

In recent years, we have increased our sales efforts toward larger corporate customers, including leading organizations from around India. The TCIL and ATB acquisitions were part of this effort. As we attempt to capitalize on this investment and increase our sales efforts targeted to large corporate customers, we expect to face greater costs, longer sales cycles and less predictability in completing some of our sales. Additionally, we may face challenges integrating the disparate sales approaches and strategies of the formerly separate ATB and Yatra segments. Furthermore, if a prospective corporate customer's decision to use our travel services is an enterprise-wide decision, these sales may require us to provide greater education to the prospective customer. Consequently, these customers may require us to devote greater sales, implementation and customer support resources to them.

In addition, we are trying to increase our sales efforts to the B2B2C (business to business to consumer) segment by making inroads in India's large and fragmented network of travel agents. We are currently trying to make inroads to this market via organic growth. To the extent that we cannot help these travel agents provide their clients with time and money-saving opportunities, the growth in this segment may slow. Slower growth in this segment may hinder our efforts to reach customers in smaller markets, such as the Tier 2 and Tier 3 markets in India, who often utilize intermediaries such as travel agents to arrange their travel.

As part of these efforts to attract corporate and B2B2C travel agents and retail customers, we typically extend credit periods to certain segments of our customer base. We may experience difficulty collecting payment fully and in a timely manner on our outstanding accounts receivable from our customers. As a result, we may face a greater risk of non-payment of our accounts receivable and, as our corporate travel business and B2B2C travel agents business grows in scale, we may need to make increased provisions for doubtful accounts. We cannot provide any assurance that we will be able to increase our corporate customer base and B2B2C travel agents, and our sales efforts to obtain such customers may become time consuming, costly and harmful to our business and results of operations.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.

We believe that our existing cash and cash equivalents will be sufficient to fund our operations but our expenses may be greater than forecasted and we may need to raise additional funds to continue our operations. We nevertheless might be unable to obtain additional debt or equity financing on favorable terms, or at all. If we were able to raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the value of our securities could decline. If we were to engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the availability of funds depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable terms or at all to fund investments, acquisitions, share repurchases, dividends, debt refinancing or other corporate needs, or that our counterparties in any such financings would honor their contractual commitments. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to execute on our growth strategy, which could reduce our ability to compete successfully and harm our business or we may have to curtail or cease our operations.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish substantial rights.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends, and may be secured by all or a portion of our assets. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs and such efforts may divert our management from their day-today activities, which may compromise our ability to develop and market our products. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

We could be negatively affected by changes in Internet search engine algorithms and dynamics, or search engine disintermediation.

We rely heavily on Internet search engines, such as Google, Bing and Yahoo! India, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that Google, Yahoo! India, Bing or other leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected.

Any inability or failure to adapt to technological developments, the evolving competitive landscape or industry trends could harm our business and competitiveness.

We depend upon the use of sophisticated information technology and systems. Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies and systems in response to new technological developments, industry standards and trends and customer demands. Adapting to new technological and marketplace developments may require substantial expenditures, lead time and management time and attention and we cannot guarantee that projected benefits will actually materialize. We may experience difficulties that could delay or prevent the successful development, marketing and implementation of enhancements, upgrades and additions. Moreover, we may fail to maintain, upgrade or introduce new features, products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. In addition, the travel industry is marked by continuous innovation and the development of new features, products, services and technologies. As a result, in order to maintain its competitiveness, we must continue to invest significant resources to continually improve the speed, accuracy and comprehensiveness of our travel offerings. Changes to our technology platforms or increases in our investments in technology could adversely affect our results of operations. If we face material delays in adapting to technological developments, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business and results of operations.

Our success depends on maintaining the integrity of our systems and infrastructure, which may suffer from failures, capacity constraints, business interruptions and forces outside of our control.

Our business relies significantly on computer systems to facilitate and process transactions and we have experienced rapid growth in consumer traffic to our websites and through our mobile apps. However, we may not be able to maintain and improve the efficiency, reliability and integrity of our systems. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays. Such constraints can also lead to the deterioration of our services or impair our ability to process transactions. System interruptions may prevent us from efficiently providing services to our customers, travel suppliers or other third parties, which could cause damage to our reputation and result in us losing customers and revenues or cause us to incur litigation costs and liabilities. Although we contractually limit our liability for damages, we cannot guarantee that we will not be subject to lawsuits or other claims for compensation from our customers in connection with such outages for which we may not be indemnified or compensated.

Our systems may also be susceptible to external damage or disruption. Our systems could be damaged or disrupted by power, hardware, software or telecommunication failures, human errors, natural events including floods, hurricanes, fires, winter storms, earthquakes and tornadoes, terrorism, break-ins, hostilities, war or similar events. Computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions affecting the Internet, telecommunication services or our systems could cause service interruptions or the loss of critical data, and could prevent us from providing timely services. Failure to efficiently provide services to customers or other third parties could cause damage to our reputation and result in the loss of customers and revenues, significant recovery costs or litigation and liabilities. Moreover, such risks might increase as we expand our business and as the tools and techniques involved become more sophisticated. Disasters affecting our facilities, systems or personnel might be expensive to remedy and could significantly diminish our reputation and our brands, and we may not have adequate insurance to cover such costs.

Our use of open source software could adversely affect our ability to offer our products and services and subject us to possible litigation.

We use open source software in connection with our development of technology infrastructure. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming noncompliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop travel products and services that are similar to or better than ours.

We are exposed to risks associated with the payments business, including online security and credit card fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit and debit cards, payment wallets, etc. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit and debit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs in connection with implementing a remediation plan to address these potential exposures.

We also have agreements with banks and certain companies that process customer credit and debit card transactions for the facilitation of customer bookings of travel services from us. If any of these third parties experience business interruptions or otherwise are unable to provide the services we need, or if they increase the fees associated with those services, we will be adversely impacted. In addition, the online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by the respective card's security features and we may be liable for credit card acceptance on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit and debit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit and debit card processing companies, and our results of operations and financial condition could be adversely affected.

Our processing, storage, use and disclosure of customer data of our customers or visitors to our website could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views of personal privacy rights or data security breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction, for example, the recent enactment of European General Data Protection Regulations. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000 (Indian), as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and results of operations. In addition, in 2018, India's Ministry of Electronics and Information Technology invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This proposed legislation would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict.

We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers' willingness to use our websites or mobile applications. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, our business.

These and other privacy and security developments that are difficult to anticipate could adversely affect our business, financial condition and results of operations.

Intellectual property rights are important to our business and we cannot be sure that our intellectual property is protected from copying or use by others, and we may be subject to third-party claims for intellectual property rights infringement.

Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites' domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have inter alia applied for trademark registration of our logos, and word marks for yatra and yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks and initiated legal proceedings in the appropriate courts of law for enforcing and protecting our intellectual property rights. Even with all of these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

Our efforts to protect our intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the global nature of the Internet makes it difficult to control the ultimate destination of our services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly.

We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we have not or will not inadvertently infringe on the intellectual property rights of third parties. Our defenses against these claims, even if not meritorious, could be expensive and divert management's attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease using the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms or at all.

Our quarterly results may fluctuate for a variety of reasons, including the seasonality in the leisure travel industry, and may not fully reflect the underlying performance of our business.

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	foreign exchange rates;

•	our ability to attract new customers and cross-sell to existing customers;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	general economic, industry and market conditions;

•	changes in our pricing policies or those of our competitors and suppliers; and

•	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers or strategic partners.

Fluctuations in quarterly results may negatively impact the value of our securities and make quarter-to-quarter comparisons of our results less meaningful.

We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India.

The majority of our bookings are made through our Indian website and mobile offerings. According to Internet World Stats, India had 560 million Internet users as of May 2020. There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Our large shareholders exercise significant influence over our company and may have interests that are different from those of our other shareholders.

As of March 31, 2020, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, RCH Ltd., entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, and entities and people affiliated with Altai Capital Management, LLC beneficially own approximately 44.05% of the issued and outstanding shares of our company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 63.85% of the shares of our company, assuming such conversion and the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our memorandum and articles of association, the approval of a merger or sale of substantially all of our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

The loss of one or more of our key personnel could harm our business.

Our future success depends upon the continued contributions of our senior corporate management and other key employees. In particular, the contributions of our Chief Executive Officer are critical to our overall management. We have entered into employment agreements with members of senior management, which contain non-compete provisions that extend for 18 months following the termination of such executive officer's employment. However, these agreements do not prohibit members of our senior management from resigning. The loss of our Chief Executive Officer or any other member of our senior corporate management team, and any subsequent failure to identify and hire appropriate successors, could have a material adverse effect on our business, financial condition and results of operations.

Our ability to attract, train and retain qualified employees is critical to our business and results of operations.

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent. As a result of the COVID-19 pandemic, we have implemented salary reductions and freezes, leaves without pay and work from home policies for our employees. If the downturn in the Indian economy continues and we are not able to return salaries to the pre-COVID levels for a significant period after the pandemic has ended, we may experience increased attrition, increased risk of potential claims asserted by former employees against us, and increased hiring cost to replace such employees. As a result we may not be able to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

Inaccurate information from suppliers of hotel room inventory may lead to customer complaints.

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation providers, aggregators or channel managers. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and results of operations.

There can be no assurance that our acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB.

On July 20, 2017, we, through our subsidiary Yatra India, agreed to acquire all of the outstanding shares of ATB pursuant to the ATB Share Purchase Agreement. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a Final Payment, to be made at a Second Closing.

On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement.

Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application for disposal, in terms of the Settlement Agreement, of the arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi. In October, 2019, the arbitration proceedings terminated and a consent award was passed by the arbitrator. Also in October, 2019 the related appeal was disposed of by the High Court of Delhi, in terms of the Settlement Agreement. In addition, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India, however, following an appeal filed by Yatra India, the Supreme Court of India, issued an order in February, 2020, in which it, inter alia, reversed the cost. Finally, pursuant to the Settlement Agreement, each Party has appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the ATB Share Purchase Agreement, as amended, and that process is underway. The Parties have extended the timelines in connection with the determination of the final purchase price adjustments and currently such process is underway.

However, there can be no assurance as to the timing for final determination of the Final Payment to be made by Yatra India to the Sellers, nor can there be any assurance that the acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB. Our inability to complete the acquisition of ATB's remaining outstanding shares has prevented us, and until the acquisition is completed, will continue to prevent us, from realizing in full the anticipated benefits of the ATB Share Purchase Agreement. In addition, the market price of our securities may currently reflect various market assumptions as to whether we will complete the acquisition of ATB's remaining outstanding shares. Any continued delay or failure to complete the acquisition of ATB's remaining outstanding shares may negatively affect our business and results of operations. In addition, if we are successful in completing our acquisition of ATB's remaining outstanding shares, there can be no assurances that we will realize the full anticipated benefits that we, our investors or securities analysts anticipate.

We may fail to realize all of the anticipated benefits of our ATB and TCIL acquisitions.

The success of our acquisitions of ATB and TCIL will depend, in large part, on our ability to successfully integrate ATB's and TCIL's technologies, operations and systems, which may be a complex, costly and time-consuming process. We may face additional integration challenges including:

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the acquisition;

•	difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;

•	difficulties in the assimilation of employees; and

•	difficulties in managing the expanded operations of a significantly larger company.

Any one of these factors could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if ATB and/or TCIL are integrated successfully, the full anticipated benefits of these acquisitions may not be realized, including the synergies, cost savings or sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration process. All of these factors could cause reductions in our revenues, earnings, earnings per share, decrease or delay the expected accretive effect of the acquisition and negatively impact the price of our securities. As a result, it cannot be assured that our acquisitions of ATB and/or TCIL will result in the realization of the full anticipated benefits.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

We may be required to take write-down or write-offs of assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about our company or our securities. In addition, charges of this nature may cause our company to violate net worth or other covenants to which we may become subject. Accordingly, our shareholders could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that this Annual Report contained an actionable material misstatement or material omission.

The Internal Revenue Service, or IRS, may not agree to treat us as a foreign corporation for U.S. federal income tax purposes.

Although we are incorporated in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended, or the Code. For U.S. federal income tax purposes, a corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation. Because we are a Cayman Islands exempted company, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

For our company to be treated as a foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code, immediately after the Business Combination, either (i) the former stockholders of Terrapin must have owned (within the meaning of Section 7874 of the Code) less than 80% (by both vote and value) of our Ordinary Shares by reason of holding shares in Terrapin immediately prior to the Business Combination, or (ii) we must have substantial business activities in the Cayman Islands (taking into account the activities of our expanded affiliated group).

Based on the rules for determining share ownership under Section 7874 of the Code, we believe that the shareholders of Terrapin should be treated as having owned less than 80% of our Ordinary Shares after the Business Combination and that, therefore, we should be treated as a foreign corporation for U.S. federal income tax purposes, although no assurances can be given in this regard. If we were to be treated as a U.S. corporation, income we earned would become subject to U.S. taxation, and the gross amount of any dividend payments to our non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce such withholding tax.

Future changes to the tax laws under which we should be treated as a foreign corporation for U.S. federal income tax purposes and changes in other tax laws relating to multinational corporations could adversely affect us.

Under current law, as noted above, we should be treated as a foreign corporation for U.S. federal income tax purposes. Changes to Section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder or future IRS guidance could affect our status as a foreign corporation for U.S. federal income tax purposes, and any such changes or future IRS guidance could have prospective or retroactive application. Any of these changes to such laws or regulations, or future IRS guidance, could adversely affect our company.

If we were treated as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors in our Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, a foreign corporation is classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such taxable year is "passive income" (as defined for such purposes) or (ii) 50% or more of the value of the assets held by such corporation (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce passive income or that are held for the production of passive income.

As discussed in "Material U.S. Federal Income Tax Consequences," it is not expected that we will be a PFIC for the current taxable year, and it is not anticipated that we will become a PFIC in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. Accordingly, there can be no assurance that we are not a PFIC, or will not become a PFIC in the future.

The expansion of our business to new geographic markets may expose us to additional risks.

Our comprehensive travel-related offerings are customized to the Indian travel market. If in the future we determine to significantly expand outside of India, we will need to adjust our services and business model to the unique circumstances of those new geographic markets in order to succeed, including building new supplier relationships and customer preferences. Adapting our practices and models effectively to the supplier and customer preferences in new markets could be difficult and costly and could divert management and personnel resources. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in new markets.

In addition, we may expose ourselves to new risks that may not exist in our Indian operations, including:

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	differences in consumer preferences in such markets;

•	increased risk to and limits on our ability to enforce our intellectual property rights;

•	competition from providers of travel services in such foreign countries;

•	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and

•	currency exchange rate fluctuations.

If we choose to enter new markets and are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

Risks Related to Our Operations in India

Changing laws, rules and regulations and legal uncertainties in India, including adverse application of corporate and tax laws, may adversely affect our business and financial performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The Companies Act, 2013, together with the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. While the majority of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect. The timeline for implementation of the remaining provisions of the Companies Act is unclear. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

Almost three years after implementation, the GST law is still evolving. The Indian government is enforcing some provisions that were initially deferred, introducing regular amendments, issuing clarifications and changing tax return formats. This has caused businesses to re-visit tax positions and contract terms, update accounting software and enhance compliance capabilities to keep up with the changing legal requirements.

Beginning in October 2018, tax collection at source, or TCS, provisions were enforced for electronic commerce operators. As the Company primarily does business through its online portal and web-based application, the Company is required to comply with TCS provisions. As a result, the Company has obtained new registrations in all states and now files a monthly return which reconciles the values on which TCS is collected with the values disclosed by the suppliers. This has greatly increased compliance costs and is creating cash flow issues for the Company.

The Government of India has also enabled certain states to levy additional cess in certain extraordinary circumstances. In particular, the Kerala government has introduced the Kerala Flood Cess on intra-state supplies of goods and/or services. The Kerala Flood Cess is likely to become effective from August 1, 2019 and the Company is in the process of analyzing its tax positions with respect to levy of Kerala Flood Cess, to comply with the provisions in a time bound manner.

The Company is also in the process of filing its annual return for fiscal year 2018, fiscal year 2019 and is having a GST audit conducted by an audit firm pursuant to GST laws, which requires the figures in the Company's books and GST returns to be reconciled and reconciliation differences explained appropriately.

The increased tax rate due to the GST regime is largely offset by tax credits. Further, for this first year of the new GST regime, the Indian government extended the time during which tax credits can be claimed for Financial Year 2017-18 by six months, which was beneficial to the Company. However, the Company still has problems claiming tax credits due to non-compliance by certain suppliers. This issue is being litigated in India by a taxpayer who is claiming that the benefit of certain tax credits should not be denied due to non-compliance by a supplier.

The Indian government is also planning to introduce new GST tax return formats in near future. Such new formats would require the Company to review the disclosures to be made in GST returns and make changes in the enterprise resource planning, or ERP, system for capturing the requisite data.

Overall, GST has had a mixed impact on the Company. The decentralization of tax registration and related compliance have caused a significant increase in our compliance requirements over the last two years. In addition to increased compliance costs, the Company is also paying GST taxes for hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located. While the Company is complying with the requirements of the GST regime, there are certain areas where clarity is still awaited and Company is in the process of finalizing tax positions while awaiting such clarity. The implementation of GST laws in India is still in its initial phase, and during such time the impact of the new indirect tax environment on the Company continues to be closely monitored on regular basis.

Place of effective management of our company as per Indian income tax laws

Per the (Indian) Income Tax Act, 1961, as amended, or the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India.

As per the IT Act a company incorporated outside India would be considered a resident in India if its Place of Effective Management or PoEM in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and finds mention in several tax treaties.

The Central Board of Direct Taxes has issued guiding principles or Guidelines, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one of substance over form and its determination is fact driven. An entity may have more than one place of management; however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year on year basis, and process of such determination would primarily be based on whether the Company is engaged in "active business outside India". If during the tax year, PoEM exists both in and out of India, the PoEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and, accordingly, subject to taxes on its global income.

Business Connection

As per the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Under the IT Act, one of the situations in which income is said to be deemed to be accrued in India is if it is earned through a "business connection" in India.

As per the provisions of the IT Act, the term "business connection" has been defined to include any business activity carried out through a person who habitually exercises an authority to conclude contracts or maintains a stock of merchandise or secures orders mainly or wholly for the non-resident in India.

The Finance Act, 2018 has broadened the scope of the term "business connection" to include "significant economic presence" of the non-resident in India (irrespective of whether the non-resident has established a place of business in India or whether or not the non-resident renders service in India or whether or not the agreement for rendering such service or activities is entered in India). "Significant economic presence" has been defined to include (i) any transaction in respect of any goods/services/property carried out by a non-resident in India including provision of download of data or software in India if the aggregate of payments arising from such transactions exceed the prescribed threshold limit in a year; or (ii) regular interactions with the users in India beyond a prescribed threshold limit through digital means; or (iii) soliciting of business activities in a continuous and systematic manner through digital means. It may be pertinent to note that the threshold limits for having significant economic presence in India have not been notified yet.

The Finance Act, 2018 has also broadened the scope of "business connection" to provide that "business connection" shall include any business activity carried by a person in India for a non-resident where such person habitually concludes contracts or habitually plays the principal role leading to conclusion of the contracts and the contracts are in the name of the non-resident or for the transfer of the ownership of, or for granting of the right to use, property owned by that non-resident or that non-resident has the right to use or for the provision of services by the non-resident.

Thus, if any of the aforementioned conditions are satisfied by a person not resident in India, such person would be said to have a business connection and income attributable to such business connection would be taxable in India.

However, a person not resident in India would also be entitled to claim benefits under the applicable Double Taxation Avoidance Agreement or DTAA between India and the country of its residence. The provisions of the DTAA shall be applicable to the extent they are more beneficial than the IT Act.

General Anti-Avoidance Rule

General Anti-Avoidance Rules, or GAAR, came into force from April 1, 2017. GAAR gives Indian tax authorities a wide range of powers while determining tax consequences of an arrangement, which is held to be an impermissible avoidance arrangement as defined in the IT Act.

The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefits, or tax treaty benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our company, it may have an adverse tax impact on us.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. In 2018, India's Ministry of Electronics and Information Technology recently invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This bill would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. India's Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics, such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Any such changes could have an adverse effect on our business and financial performance.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities, and changes in such laws, rules and regulations may adversely affect our business and financial performance.

Many of the statutes and regulations that impose sales, use, occupancy, value-added and other taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance what view the Indian tax authorities will take.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India and may require us to make changes to our business, which may adversely affect our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India's Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model, inventory, pricing and permitted services). India's Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our securities will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes and foreign investment, volatility in and actual or perceived trends in trading activity on India's principal stock exchanges, prevailing economic conditions, and policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes or interpretations or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations.

Our business and activities are regulated by the Competition Act, 2002, as amended.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, or to deny market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India.

If we or any member of our group, including Yatra India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

Risks Related to Our Ordinary Shares

Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of March 31, 2020, there were outstanding warrants to purchase an aggregate of 17,537,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 ordinary shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through “cashless” exercise. Outstanding warrants to purchase an aggregate of 46,458 ordinary shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through “cashless” exercise. Outstanding warrants to purchase an aggregate of 154,000 ordinary shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in further dilution to the holders of our ordinary shares and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (2020 Revision, as the same may be supplemented or as amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and certain U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against our company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against our company predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts' discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court's decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You will have limited ability to bring an action against our company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct the majority of our operations in India. Most of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against our company or against these individuals in the Cayman Islands or in India in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of India could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

As a "foreign private issuer" under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a "foreign private issuer" under the Exchange Act and are, therefore, exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a "foreign private issuer" whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a "foreign private issuer" under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised accounting standard on the relevant date on which adoption of such standard is required by the IASB. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We have a staggered board of directors, which could impede an attempt to acquire our company or remove our management.

Our board of directors is divided into three classes, each of which serves for a staggered term of three years. A staggered board makes it more difficult for shareholders to change a majority of the directors since only approximately one third of the existing board of directors may be replaced at any election of directors. This arrangement may have the effect of keeping the current members of our board of directors in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our company or change or remove our management.

As a "foreign private issuer" whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. See “— As a "foreign private issuer" under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.” As of March 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired will continue in their positions as directors until our next annual general meeting is held.

In connection with our Business Combination, we granted certain shareholders rights to nominate directors for election to our board and also entered into an investor rights agreement with certain of those shareholders, which provides additional rights to nominate directors for election to our board. Except as provided in the Business Combination Agreement and the investor rights agreement, our shareholders do not have the ability to nominate directors for election to our board.

On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corporation stockholders and Yatra shareholders who received certain of our Ordinary Shares in connection with the Business Combination. The Investor Rights Agreement grants the each of MIHI LLC and, collectively, the Terrapin Sponsors the right to designate one representative to attend any or all meetings of our board of directors in a non-voting observer capacity. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our board upon the resignation, removal, death or disability of any of the directors initially designated by our company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Although any shareholder may recommend potential director candidates to our Board, except as provided in the Business Combination Agreement and the Investor Rights Agreement, our shareholders do not have the ability to nominate directors for election to our Board. As a result, shareholders granted the right to nominate individuals to our board in connection with the Business Combination or the Investor Rights Agreement may be able to influence the composition of our board and, in turn, potentially influence and impact future actions taken by our board.

An active or liquid trading market for our Ordinary Shares may not be maintained and the trading price for our Ordinary Shares may fluctuate significantly.

An active, liquid trading market for our Ordinary Shares may not be maintained in the long term and we cannot be certain that any trading market for our Ordinary Shares will be sustained or that the present price will correspond to the future price at which our Ordinary Shares will trade. Loss of liquidity could increase the price volatility of our Ordinary Shares.

Any additional issuance of our Ordinary Shares would dilute the positions of existing investors in our Ordinary Shares and could adversely affect the market price of our Ordinary Shares. We cannot assure you that our Ordinary Shares will not decline below their prevailing market price. You may be unable to sell your Ordinary Shares at a price that is attractive to you.

In connection with the Business Combination, we issued certain shareholders warrants to purchase our Ordinary Shares with provisions that require liability classification. These warrants require us to "mark to market" (i.e., record the derivatives at fair value) as of the end of each reporting period as liabilities on our balance sheet. Any volatility in the trading price for our Ordinary Shares would also impact the fair value determination of our outstanding warrants. A significant increase in the trading price for our Ordinary Shares, while we are required to mark-to-market the fair value of our outstanding warrants, may have a significant adverse impact on our operating results.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our future ability to raise capital through offerings of our Ordinary Shares.

As of March 31, 2020, we had 41,131,975 Ordinary Shares issued and outstanding, 2,098,594 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and 2,392,168 Class A shares issued and outstanding, and Yatra USA had 2,098,594 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Shares at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could decline. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

Future issuances of any equity securities may dilute the interests of our shareholders and decrease the trading price of our Ordinary Shares.

Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our Ordinary Shares. We may issue equity or equity-linked securities in the future, including pursuant to a private investment in public equity or other offering of equity securities, for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy the obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

We will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries, and limitations on their ability to pay dividends to us could adversely impact shareholders' ability to receive dividends on our Ordinary Shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, it is subject to certain limitations with respect to dividend payments and increased tax payments on such distribution. Limitations on our subsidiaries' ability to pay dividends to us could adversely impact our shareholders' ability to receive dividends on our Ordinary Shares.

Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of March 31, 2020, there were outstanding warrants to purchase an aggregate of 17,537,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 46,458 Ordinary Shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 154,000 Ordinary Shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. In addition, as of March 31, 2020, there were outstanding options to purchase an aggregate of 1,609,086 Ordinary Shares (including 914,927 Company restricted stock units) and outstanding restricted shares which, when vested, will result in the issuance of 1,609,086, Ordinary Shares. To the extent the above-described warrants or options are exercised or the above-described restricted shares vest, or if we issue any additional equity securities, including but not limited to options, warrants, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

If securities or industry analysts do not publish or cease publishing research or reports about our company, our business, or our market, or if they change their recommendations regarding our Ordinary Shares adversely, the price and trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about our company, our business, our market, or our competitors. If any of the analysts who may cover our company change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover our company were to cease coverage of our company or fail to regularly publish reports on our company, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

If the benefits of any of our acquisitions do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of any of our past or potential future acquisitions, including our ATB and TCIL acquisitions, do not meet the expectations of investors or securities analysts, the market price of our securities may decline. In addition, the trading price of our securities following any acquisition could be volatile and subject to wide fluctuations in response to various factors relating to our acquisition activity, some of which are beyond our control. For example, our previously anticipated timing for the Second Closing of the ATB Acquisition has been delayed substantially. There can be no assurances that we will consummate the purchase of ATB's remaining outstanding shares on the terms or within the timeframe described herein, or at all, or, if we are successful in completing our acquisition of ATB's remaining outstanding shares, that we will realize the full anticipated benefits that we, our investors or securities analysts anticipate. Our failure to realize anticipated benefits with respect to the ATB acquisition or the TCIL acquisition could negatively impact the price of our securities. In addition, any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	our ability to successfully complete any past or potential future acquisition, and realize the anticipated benefits of such acquisitions;

•	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

•	changes in the market's expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;

•	operating and stock price performance of other companies that investors deem comparable to ours; changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; the volume of our Ordinary Shares available for public sale;

•	any major change in our board of directors or management;

•	sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

•	any continued slowdown in India's economic growth;

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism; and

•	natural calamities such as earthquakes, tsunamis, floods and drought and pandemics or other health crises, such as COVID-19.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for travel-related securities or the stocks of other companies which investors perceive to be similar to ours could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

There is no guarantee that our Ordinary Shares will continue to qualify for listing on Nasdaq for any period of time, or that our warrants will continue to qualify for listing on the OTCQX® Best Market for any period of time, and the failure to have our Ordinary Shares or warrants listed for any reason may negatively affect the value of our Ordinary Shares and/or warrants, as applicable.

Our Ordinary Shares began trading on Nasdaq under the symbol "YTRA" on December 19, 2016. There are no guarantees that our Ordinary Shares will continue to qualify for listing on Nasdaq. In addition, our warrants began trading on the OTCQX® Best Market under the symbol "YTROF" on December 30, 2016. If our Ordinary Shares and/or warrants are ever in the future delisted, the holders could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our securities are a "penny stock," which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities;

•	limited amount of news and analyst coverage for our company in the United States; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

A significant portion of our total outstanding ordinary shares may be sold into the market at any time. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

As of March 31, 2020, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, RCH Ltd., entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, and entities and people affiliated with Altai Capital Management, LLC beneficially own approximately 44.05% of the issued and outstanding shares of our company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 63.85% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. MIHI LLC has agreed, with certain exceptions, not to transfer, assign or sell any of its Yatra USA Class F Shares until the earlier of (i) December 16, 2017 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and the Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Yatra USA until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With the expiration of this lock-up, the Yatra USA Class F Shares held by MIHI LLC may be converted into our Ordinary Shares and sold in the public market. The shares held by MIHI LLC could also have been sold prior to the expiration of the applicable lock-up if the last sale price of our Ordinary Shares equaled or exceeded $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 15, 2017. In addition, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our Ordinary Shares issued in connection with the Business Combination. As restrictions on resale end, the market price of our Ordinary Shares could decline if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

Foreign Account Tax Compliance Act

The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our Ordinary Shares and to withhold on a portion of payments with respect to our Ordinary Shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our Ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our Ordinary Shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term "foreign passthru payment". An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our Ordinary Shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company or any of its subsidiaries.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-224661 and 333-215653) filed with the Securities and Exchange Commission on April 11, 2018 and May 3, 2018 , respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 18, 2020	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer